08000973

Emeco Holdings Limited

19 February 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

FEB 22 2008

Washington, DC
100

PROCESSED SUPPL

MAR 03 2008

THOMSON
FINANCIAL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 19 February 2008 – Emeco Holdings - 31 December 2007 half year results.*
2. *Market Announcement, 19 February 2008 – Emeco 'Results Briefing' presentation.*
3. *Market Announcement, 19 February 2008 – Corporate File open briefing for Emeco Holdings Ltd.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns
PA to Company Secretary

Encl (3)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Emeco Holdings Limited

19 February 2008

Company Announcements Office
Australian Stock Exchange Ltd
Level 4
20 Bridge Street
SYDNEY NSW 2000

Emeco Holdings Ltd – half-year financial results for 31 December 2007

Attached for immediate release to the market are:

- a media release;
- the Emeco Holdings Ltd Appendix 4D – half-year financial report for the half-year ended 31 December 2007; and
- Emeco Holdings Ltd's half-year financial report, auditor's report and directors' report.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Exemption File No. 82-35011

Emeco Holdings Limited

MARKET RELEASE – 19 February 2008

Domestic operations underpin result, with international market conditions more challenging

- **First half NPAT of $30.5 million**
- **Australian EBITA up 4.1% to $48.7 million**
- **International EBITA down 53.6% to $6.7 million**
- **On track to deliver full year NPAT of $65 - $72 million**
- **Interim dividend increased to 2.0 cents**
- **Internal review identified inventory reduction target of $50m for 2H08**

Financial Performance Summary

Emeco today reported net profit after tax for the six months to 31 December 2007 of $30.5 million, a 12.4% decline on the prior corresponding period. The Australian business delivered a 4.1% increase in EBITA. However, challenges in Emeco's international businesses led to the overall result being lower than 1H07.

	6 mths to Dec-07 A$m	Pro Forma 6 mths to Dec-06 A$m	Change %
Revenue	288.2	251.6	14.5
EBITDA	98.6	99.8	(1.2)
EBITA	55.4	61.3	(9.6)
EBIT	54.5	59.4	(8.2)
NPAT	30.5	34.8	(12.4)
EPS (cents)	4.8	5.5	(14.6)
Working capital	298.5	204.3	46.1
Funds employed	870.8	747.8	16.5

Emeco's Managing Director, Laurie Freedman said "We are pleased with the continued strength of our domestic rentals, sales and parts businesses but disappointed that this has been offset by start up costs and difficult trading conditions in our international businesses. I am pleased to report that by the end of the reporting period we were seeing a significant improvement in utilisation across our international businesses."

Rental revenues increased by 5.4% to $171.9 million. Equipment sales revenues increased by 44.0% to $98.4 million. The acquisition of Euro Machinery on 1 January 2007 accounted for 75% of this increase. While a higher sales contribution and lower rental utilisation reduced EBITDA margins from 39.7% to 34.2%, EBITA margins declined more sharply from 24.4% to 19.2% reflecting the impact of significant minimum depreciation charges over under utilised equipment. The pricing environment remains robust in all geographies.

Borrowing costs increased to $11.5 million for the half reflecting incremental debt drawings to fund further investments in rental fleet and working capital. The Group's effective tax rate reduced from 34% to 29% reflecting tax effected losses in the US. Management expect the effective tax rate to remain at circa 30% (as reported at Emeco's June 2007 full year result) for FY2008 and going forward.

Australia
Although the Australian business delivered EBITA growth, the level of growth was constrained due to cutbacks in coal production in NSW and Queensland caused by shipping delays, rail congestion and poor weather conditions. Despite these challenges and an increased sales contribution in the first half, EBITA margins were roughly flat at 23.1%.

International
International EBITA was impacted in the first half as Emeco continued to commit resources to realising critical mass internationally. Funds employed in international operations increased 18% to $259 million whilst operating earnings declined 54% to $6.7 million.

Indonesian EBITA was $4.4 million lower due to the loss of a substantial contract and changed market conditions as a number of mine owners reviewed their operating arrangements in favour of local contractors. Utilisation in Indonesia fell to a temporary low of 40% in the half before recovering to c.70% in the second quarter.

Canada typically demonstrates strong seasonality due to the thaw/freeze weather patterns. This was exacerbated in the first half by a further build up of larger gear for deployment in and around the oil sands region. December quarter utilisation rates hit lows of 40% through the half, however coming into spring, management expects utilisation rates to return to historic 65 - 70% levels, reflecting increased oil sands activity and reduced seasonality on larger equipment.

In the United States, where rental operations have just commenced, fleet deployment increased from 5% up to 53% at the end of December and is currently tracking at about 62%. Increased US coal exports as a result of higher prices and tightening credit markets are also increasing demand for our fleet. We're confident that we will get utilisation rates in the US up to 70% through the second half of this year as our 'dry hire' offer to US customers gains traction.

The European business continues to meet expectations with a first half operating contribution of $1.2 million.

Operating cashflows and capex

	6 mths to Dec-07 A$m	Pro Forma 6 mths to Dec-06 A$m	Change %
Operating cash flow	29.4	39.5	(25.6)
Capital expenditure	**80.9**	**139.4**	**(42.0)**
Growth	39.4	132.9	(70.4)
Net maintenance capex			
Maintenance	50.1	21.3	135.2
Disposals	(15.4)	(14.8)	4.1
Other	6.8	-	
Total net maintenance capex	41.5	6.5	538.5
Rental machine numbers	1,054	969	8.8

Operating cash flow was lower than the prior period, primarily due to increases in working capital. This largely represents a significant increase in purchases of US gear targeted for sale in non US markets, although delivery has been delayed due to shipping constraints. An internal review of working capital and funds employed more broadly has also been undertaken, with an estimated $50 million of surplus inventories across the Group earmarked for rationalisation. Management have also put in place a 12 month plan to continue to restore capital returns to historic levels, particularly across Emeco's international business.

Net maintenance capex was higher over the half, which is consistent with maintenance capex approximating depreciation in the long run. For FY2008 Emeco expects rental maintenance capex of approximately $70 million net of disposals. In the first half, receipts on disposal of assets were $15.4 million, slightly up on 1H07, resulting in profit on disposal of assets of $2.2 million.

Balance sheet and gearing

	Dec-07 A$m	Jun-07 A$m	Change %
Current Assets	365.6	316.7	15.4
Non Current Assets	814.5	780.1	4.4
Total Assets	**1,180.1**	**1,096.8**	**7.6**
Current Liabilities	67.8	66.3	2.3
Non Current Liabilities	426.3	357.7	19.2
Total Liabilities	494.2	423.9	16.6
Net Assets	685.9	672.9	1.9
Total Equity	**685.9**	**672.9**	**1.9**
NTA	462.9	449.5	3.0
NTA per share	0.73	0.71[1]	2.8
Gearing (net debt / total capitalisation)	36.6%	30.5%	
Gearing (net debt / equity)	57.6%	43.9%	

Emeco's balance sheet position remains strong and gearing is within acceptable levels.

Interest bearing debt has increased to $408 million due to working capital and fleet expansion targeting critical mass in each of Emeco's international geographies. Although management remains confident that recent trends to increasing utilisation will continue throughout the half and going forward, all of this investment relates to movable gear that is easily relocatable to other global or domestic markets.

Gearing ratios continue to remain within acceptable levels with interest cover of approximately 4.7x for the first half, and gearing (net debt / total capitalization) of 37%.

Emeco retains significant financial capacity with circa $150 million of headroom under its existing debt facilities as at 31 December 2007. The existing facilities have a maturity date of July 2009 and do not contain any market value based compliance tests.

Interim dividend

A fully franked interim dividend of 2 cents per ordinary share has been declared by the Board, representing a 41% payout ratio based on statutory net profit after tax. The interim distribution will be paid on 4 April 2008 on shares registered at 5.00pm on 7 March 2008.

Outlook

Mr Freedman said, "Despite the challenges throughout the half, the domestic business remains robust and we are continuing to build critical mass in each of our international markets consistent with our previously articulated strategy. The sheer size of these markets and the opportunities presenting themselves provide the basis for long term sustainable businesses. Significant recent increases in asset utilisation in all of our international businesses also confirm our confidence in the outlook for the Group.

Global demand for commodities remains strong and we expect this to drive improved demand and utilisation during the remainder of the year. In particular, structural conditions for coal globally are expected to underpin activity in each of our coal geographies with coal continuing to represent c.28% of Emeco's end market exposure by revenue.

Accordingly, Emeco confirms that we expect full year FY2008 NPAT in the range of $65 – 72 million. This estimate reflects our current assessment of the effects of the flooding in the Bowen basin in northern Queensland. Our Mackay facility has not suffered any significant damage from the flooding; however, weather conditions are causing operational disruptions in the Bowen basin and we are currently monitoring the impact of these conditions on our customers and our current and future rentals."

Further enquiries should be directed to:

Mr Laurie Freedman
Managing Director and CEO
+61 8 9420 0222

Mr Robin Adair
Chief Financial Officer
+61 8 9420 0222

[1] Based on Pro Forma number of shares

APPENDIX 4D
Preliminary Final report
For the half year ended 31 December 2007

Name of entity

Emeco Holdings Limited

ABN or equivalent company reference

A.C.N. 112 188 815

Results for announcement to the market

Reporting Period: 1 July 2007 to 31 December 2007 (Previous corresponding period: six months ended 31 December 2006)

		% Change	2007 $A million	2006 $A million
Revenues from ordinary activities [1]	up	14.5%	288.2	251.6
Profit from ordinary activities after tax attributable to members of Emeco Group [1]	up	89.4%	30.5	16.1 [2]
Net profit for the period attributable to members of Emeco Group [1]	up	89.4%	30.5	16.1 [2]

Dividends

<u>**Date the dividend is payable**</u>	4 April 2008
Record date to determine entitlements to the dividend	7 March 2008

Amount per security

		Amount per security	Franked amount per security
Interim Dividend:	Current year	2.0 cents	2.0 cents
	Previous year	1.0 cent	1.0 cent

Brief explanation of any of the figures reported above:

(1) "Emeco Group" means the consolidated entities of Emeco Holdings Limited and Emeco (UK) Limited and covers the period where Emeco (UK) Limited was both an outside equity interest and when it was acquired as a subsidiary on 4 August 2006.

(2) The profit results for the previous corresponding period in 2006 are statutory results which do not include the write back of one off transaction costs that occurred as a result of the Company's initial public offering (IPO) during that period. Proforma net profit after tax for the previous corresponding period before the effects of the IPO transactions was $34.8 million.

APPENDIX 4D

Preliminary Final report
For the half year ended 31 December 2007

Ratios and Other Measures

NTA backing

	Current Period	Previous corresponding Period
Net tangible asset backing per ordinary security	$0.73	$0.68

Details of loss of control of entities having material effect
No control over any entities was lost during the period.

Accounts
This report is based on accounts that have been reviewed.

Emeco Holdings Limited and its Controlled Entities

ABN 89 112 188 815

Interim Financial Report

for the half year ended 31 December 2007

Emeco Holdings Limited and its Controlled Entities

ABN 89 112 188 815

Interim Financial Report - 31 December 2007

Contents

The Board of directors of Emeco Holdings Limited (the "Company") has pleasure in submitting its report in respect of the half-year financial period ended 31 December 2007 and the review report thereon.

Directors

The following persons were directors of Emeco Holdings Limited during the half-year and up to the date of this report:

Director	Date of appointment
Non-Executive	
Mr Alec Brennan (Chairman)	16 August 2005
Mr Greg Minton	14 December 2004
Mr Paul McCullagh	23 December 2004
Mr Stuart Fitton (resigned 17 August 2007)	5 April 2006
Mr Peter Johnston	1 September 2006
Executive	
Mr Laurie Freedman (Chief Executive Officer)	21 January 2005
Mr Robin Adair (Executive Director Corporate Strategy and Business Development)	21 January 2005

Mr Greg Minton was re-elected as a director at the Company's annual general meeting held on 7 November 2007.

On 1 November 2007, Mr Robin Adair was appointed to the position of Executive Director Corporate Strategy and Business Development to focus on the Group's internal strategic capabilities.

Financial performance

Emeco Holdings Limited and its Controlled Entities (the "Group") achieved a net profit after tax for the half-year ended 31 December 2007 of $30.5 million (2006: $16.1 million) with total revenue of $288.2 million (2006: $251.6 million).

Dividends

The Company has declared a fully franked dividend of 2 cents per ordinary share for the interim period (2006: 1 cent).

Review of operations

Review of operations

The key results of the Consolidated Entity's operations are summarised as follows:

	Half year ended		
	2007	**2006**	Change
	$m	$m	%
Net profit after tax	30.5	34.8 (1)	(12.3)
After tax effects of IPO transactions	-	(18.7) (1)	N/A
Reported net profit after tax	30.5	16.1	89.4
Reported EBITDA	98.6	98.4	-
Reported EBITA	55.4	59.9	(7.5)
Reported EBIT	54.5	58.0	(6.0)

The Group's revenue to 31 December 2007 increased when compared to the preceding interim period by $36.6 million to $288.2 million, representing a increase of 14.5%.

Net profit after tax before the effects of the IPO transactions decreased 12.3% over the comparative period from $34.8 million to $30.5 million.

(1) The comparative interim period net profit after tax is a proforma number as it includes the write back of one off transactions that occurred as a result of the Company's initial public offering ("IPO") during the period. This write back includes a one off bonus paid to senior management of $0.9 million and $17.8 million from additional finance costs expensed under the pre IPO financing arrangement and the subsequent extinguishment of these facilities.

The Group's earnings before interest and tax ("EBIT") decreased by 6.0% over the comparative period from $58.0 million to $54.5 million. The main contributors to the lower comparative period EBIT earnings on a net pcp basis were:

- Lower Sales and Rental activity in the USA ($3.0M).
- A slower than anticipated recovery in the Indonesian business following a drop in asset utilisation levels ($4.5M).
- Lower asset utilisation levels in Canada as a result of disruption to Canadian oil and gas demand. ($2.0M).

Offsetting the above were:

- A $1.9M EBIT increase in Australia, albeit that further improvement was hampered by shipping delays on sales inventory and growth constraints due to cut backs in coal production in New South Wales and Queensland.
- A $1.6M EBIT uplift in Europe due to the contribution from our Euro Machinery business acquired in January 2007.
- A $1.0M reduction in the amortisation charge.
- The impact of the ($1.4M) EBIT one-off bonuses paid to senior management in August 2006 due to the IPO.

Significant changes in the state of affairs

Other than referred to above, there have been no significant changes in the state of affairs of the Group during the half-year.

Significant events occurring after half-year end

The following significant events occurred after 31 December 2007.

Appointment of Chief Financial Officer

The Company announced on 11 February 2008 that Mr Stephen Gobby was appointed Chief Financial Officer and will formally take up the position on 4 March 2008.

Lead auditor's independence declaration

The lead auditor's independence declaration is set out on page 5 and forms part of the directors' report for the half year ended 31 December 2007.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the interim financial report and directors' report. Amounts in the interim financial report and directors' report have been rounded off in accordance with the Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of directors.

Laurence Freedman
Managing Director

Perth
18 February 2008

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Emeco Holdings Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

B C Fullarton

B C Fullarton
Partner

Perth
18 February 2008

Emeco Holdings Limited and its Controlled Entities
Consolidated interim income statement
For the six months ended 31 December 2007

	Note	31 December 2007 $'000	31 December 2006 $'000
Revenue from rental income		148,552	145,766
Revenue from the sale of machines and parts		119,725	92,369
Revenue from maintenance services		19,935	13,490
		288,212	251,625
Changes in machinery and parts inventory		(67,315)	(44,147)
Machinery and parts purchases and consumables		(32,449)	(34,390)
Repairs and maintenance		(43,709)	(38,040)
Hired in equipment and labour		(2,988)	(3,613)
Employee expenses		(20,217)	(17,840)
Gross profit		121,534	113,595
Other income		2,630	3,622
Other expense		(25,521)	(18,767)
EBITDA[1]		98,643	98,450
Depreciation expense		(43,199)	(38,502)
Amortisation expense		(949)	(1,938)
EBIT[2]		54,495	58,010
Financial income	6	1,010	493
Financial expenses	6	(12,521)	(34,003)
Profit before income tax expense		42,984	24,500
Income tax expense		(12,506)	(8,386)
Net Profit		30,478	16,114
Attributed to:			
Equity holders of the parent		30,478	14,793
Minority interests		-	1,321
Net Profit		30,478	16,114

Earnings per share for profit attributable to the ordinary equity holders of the company:	2007 cents	2006 cents
Basic earnings per share from continuing operations	4.8	2.8
Diluted earnings per share from continuing operations	4.8	2.8

The income statement is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 10 to 16.

[1] EBITDA - Earnings before interest expense, tax, depreciation and amortisation
[2] EBIT - Earnings before interest expense and tax.

Emeco Holdings Limited and its Controlled Entities
Consolidated interim statement of recognised income and expense
For the six months ended 31 December 2007

	31 December 2007 $'000	31 December 2006 $'000
Effective portion of changes in fair value of cash flow hedges	72	(259)
Foreign currency translation differences for foreign operations	(1,459)	(4,200)
Net income recognised directly in equity	(1,387)	(4,459)
Profit for the half year	30,478	16,114
Total recognised income and expense for half year	29,091	11,655
Total recognised income and expense for the half year attributed to		
Equity holders of the Company	29,091	11,219
Minority interest	-	436
Total recognised income and expense for the period	29,091	11,655

The statement of recognised income and expense is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 10 to 16.

Emeco Holdings Limited and its Controlled Entities
Consolidated interim balance sheet
as at 31 December 2007

	Note	31 December 2007 $'000	30 June 2007 $'000
Current Assets			
Cash and cash equivalents		12,696	27,740
Trade and other receivables		84,387	90,093
Inventories		255,359	187,131
Current tax asset		2,787	2,932
Prepayments		10,334	8,846
Total current assets		365,563	316,742
Non-current assets			
Trade and other receivables		4,388	2,279
Intangible assets		222,975	223,390
Property, plant and equipment		584,851	544,303
Deferred tax assets		3,372	10,105
Total non-current assets		815,586	780,077
Total assets		1,181,149	1,096,819
Current Liabilities			
Trade and other payables		43,157	43,621
Interest bearing liabilities		7,567	6,521
Current tax liabilities		13,300	12,489
Provisions		3,817	3,636
Total current liabilities		67,841	66,267
Non-current Liabilities			
Interest bearing liabilities		400,338	326,323
Deferred tax liabilities		26,049	30,826
Provisions		1,039	524
Total non-current liabilities		427,426	357,673
Total liabilities		495,267	423,940
Net assets		685,882	672,879
Equity			
Issued capital		609,044	609,278
Other equity		832	1,023
Reserves		(8,407)	(7,020)
Retained earnings		84,413	69,598
Total equity attributable to equity holders of the parent	8	685,882	672,879

The balance sheet is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 10 to 16.

Emeco Holdings Limited and its Controlled Entities
Consolidated interim statement of cash flow
For the six months ended 31 December 2007

	Note	31 December 2007 $'000	31 December 2006 $'000
Cash flows from operating activities			
Cash receipts in the course of operations		294,450	255,154
Cash payments in the course of operations		(260,250)	(200,957)
Interest received		1,010	493
Interest paid		(13,018)	(21,009)
Income tax paid		(7,905)	(4,869)
Net cash provided by operating activities		14,287	28,812
Cash flows from investing activities			
Proceeds on disposal of non-current assets		15,364	14,830
Payment for business combinations		-	(141,604)
Payment for property, plant and equipment		(96,334)	(140,516)
Net cash used in investing activities		(80,970)	(267,290)
Cash flows from financing activities			
Proceeds from issue of shares (net of issue costs)		-	431,222
Proceeds from borrowings		84,208	119,535
Repayment of exchangable notes		-	(54,694)
Repayment of loans		(11,614)	(260,000)
Repurchase own shares	9	(590)	-
Payment for deferred borrowing costs		-	(870)
Finance lease payments		(4,748)	(4,471)
Dividends paid		(15,663)	-
Net cash provided by financing activities		51,593	230,722
Net decrease in cash held		(15,090)	(7,756)
Cash at the beginning of the period		27,740	19,240
Effects of exchange rate fluctuations on cash held		46	(667)
Cash at the end of the financial period		12,696	10,817

The statement of cash flow is to be read in conjunction with the notes to the financial statements set out on pages 10 to 16.

1. Reporting entity

Emeco Holdings Limited (the "Company") is a company domiciled in Australia. The consolidated interim financial report of the Company for the six months ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated annual financial report of the Group as at and for the year ended 30 June 2007 is available on the Company's web site at www.emecoequipment.com.

2. Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: *Interim Financial Reporting* and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2007.

This consolidated interim financial report was approved by the Board of Directors on 18 February 2008.

The Group is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

3. Significant accounting policies

The accounting policies applied by the Group in this consolidated interim financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2007.

4. Estimates

The preparation of the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this consolidated interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key source of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 30 June 2007.

5. Segment reporting

Segment information is presented in the consolidated interim financial statements in respect of the Group's business segments, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Business Segments

The Group comprises the following main business segments, based on the Group's management reporting system:

Rental	Provides a wide range of earthmoving equipment to customers.
Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries.
Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division.
Maintenance	Maintenance, repair and refurbishment of customer plant and equipment.

5. Segment reporting cont'd

Business segments
For the six months ended 31 December 2007

	Rental 2007 $000's	**Rental** 2006 $000's	**Sales** 2007 $000's	**Sales** 2006 $000's	**Parts** 2007 $000's	**Parts** 2006 $000's	**Maintenance** 2007 $000's	**Maintenance** 2006 $000's	**Eliminations** 2007 $000's	**Eliminations** 2006 $000's	**Consolidated** 2007 $000's	**Consolidated** 2006 $000's
Revenue from external customers	171,861	163,048	98,378	68,314	16,230	17,267	1,743	2,996	-	-	288,212	251,625
Inter segment revenue	-	-	2,281	5,127	1,912	2,325	403	26	(4,596)	(7,478)	-	-
Total segment revenue	171,861	163,048	100,659	73,441	18,142	19,592	2,146	3,022	(4,596)	(7,478)	288,212	251,625
Segment result	48,407	53,379	3,759	2,788	2,161	1,810	168	33	-	-	54,495	58,010
Results before interest and tax											54,495	58,010

6. Items included in profit before income tax expense

	Consolidated 2007	Consolidated 2006
Financial expenses:		
- bank loans and overdrafts	11,512	9,019
- exchangeable notes	-	4,490
- finance leases	209	570
- loss on extinguishment of debt	-	18,848 (1)
- amortisation of debt establishment costs	149	187
- other facility costs	651	889
	12,521	34,003
Financial income:		
- interest revenue	(1,010)	(493)
	11,511	33,510

(1) Due to the extinguishment of the Group's debt facilities and exchangeable notes, the associated deferred borrowing costs, and the discount on conversion of notes to shares in the Company were expensed during the comparative period.

7. Property, plant and equipment

Acquisition and disposals

During the six months ended 31 December 2007, the Group acquired assets with a cost of $96.3 million (six months ended 31 December 2006: $160.7 million), including assets acquired through business combinations of $Nil (six months ended 31 December 2006: $20.2 million).

Assets with a carrying amount of $13.2 million (2006: $12.2 million) were disposed of in the ordinary course of business, resulting in a gain on disposal of $2.2 million (2006: $2.6 million), which is included in other income.

Capital commitments

The Group has entered into commitments with certain suppliers for the purchase of fixed assets, primarily rental fleet assets in the amount of $68.3 million (six months ended 31 December 2006: $35.7 million) payable within one year.

8. Capital and reserves

Reconciliation of movement in capital and reserves
Attributable to equity holders of the parent

Consolidated $000's	Share capital	Other contributed equity	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total	Minority interest	Total equity
Balance at 1 July 2006	173,928	150	1,195	-	20,732	196,005	40,264	236,269
Total recognised income and expense	-	-	(259)	(3,315)	14,793	11,219	436 (1)	11,655
Shares issued (net of expenses)	439,041	-	-	-	-	439,041	854	439,895
Share based payments	-	736	-	-	-	736	-	736
Conversion of exchangeable notes	72,109	-	-	-	-	72,109	-	72,109
Acquisition of minority interest	-	-	-	-	-	-	(41,554)	(41,554)
Acquisition reserve	(75,887)	-	-	-	-	(75,887)	-	(75,887)
Balance at 31 December 2006	609,191	886	936	(3,315)	35,525	643,223	-	643,223

(1) Included in the total recognised income and expense of the minority interest are exchange differences on transactions of foreign operations of ($885,000).

Consolidated $000's	Note	Share captial	Own shares acquired employee share plan trust	Other contributed equity	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total equity
Balance at 1 July 2007		609,278	-	1,023	915	(7,935)	69,598	672,879
Total recognised income and expense		-	-	-	72	(1,459)	30,478	29,091
Share based payments		-	-	399	-	-	-	399
Shares acquired - trust	9	-	(590)	-	-	-	-	(590)
IPO costs		(234)	-	-	-	-	-	(234)
Dividends paid		-	-	-	-	-	(15,663)	(15,663)
Balance at 31 December 2007		609,044	(590)	1,422	987	(9,394)	84,413	685,882

9. Key management personnel

During the period the Company implemented a long term incentive plan ("LTIP") for certain senior management personnel. Under the LTIP shares granted to each LTIP participant vest to the employee after 3 years if the prescribed performance condition is met. The performance condition is a performance hurdle based on relative total shareholder return ("TSR"). The peer group that the Company's TSR is measured against consists of 105 Companies and includes 12 Companies that are considered direct peers to Emeco, in addition to the S&P/ASX Small Industrials (excluding banks, insurance companies, property trust companies and investment property trust/companies and other stapled securities). During the period the Company acquired shares on market at a fair value of $590,000 to be held in trust to satisfy the potential vesting of shares under the LTIP. Shares that have been forfeited under the Company's Management Incentive Share Plan due to employees under that plan not meeting the service vesting requirement have also been transferred to the LTIP trust. At period end 1.14 million shares were held in the trust.

10. Dividends

The Company declared a fully franked dividend of 2 cents per ordinary share for the interim period subsequent to 31 December 2007 (six months ended 31 December 2006: 1 cent). These dividends have not been provided for as at 31 December 2007.

11. Loans and borrowings

The following loans and borrowings (non-current and current) were issued and repaid during the six months ended 31 December 2007:

In thousands of AUD	Currency	Interest rate nominal %	Interest rate effective %	Face value	Carrying amount	Year of maturity
Balance at 1 July 2007					332,844	2009
New issues						
Senior debt draw down	AUD	7.3	6.8	57,000	57,000	2009
Senior debt draw down	CAD	5.2	4.8	18,300	23,889	2009
Senior debt draw down	EURO	4.8	4.8	5,000	9,170	2009
Finance leases	AUD	7.8	7.8	5,134	5,134	2008
Repayments						
Senior debt draw down	USD	5.4	-	(10,000)	(11,614)	-
Finance lease liabilities	USD	9.8	-	(3,911)	(4,716)	-
Effects of foreign currency translation						
Translation on foreign denominated borrowings and repayments	-	-	-	-	(3,653)	-
Borrowing costs						
Amortisation of debt establishment costs	-	-	-	-	(149)	-
Balance at 31 December 2007					407,905	

There were $118,375,000 of new loans and borrowings in the prior interim period and an amount of $389,471,000 was repaid.

12. Financial instruments

Hedging of fluctuations in interest rates

The Group adopts a policy of ensuring that at least 50 percent of its interest bearing liabilities are hedged or bears interest at a fixed rate. Interest rate swaps have been entered into to achieve an appropriate mix of fixed and floating rate exposure within the Group's policy. The swaps mature over the next four years following the maturity of the related loans.

The Group classifies interest rate swaps as cash flow hedges and measures them at fair value. At 31 December 2007, the Group's interest rate swaps had a notional contract amount of AUD95.0M CAD80.0M, USD $30.0M and EURO10.0M (30 June 2007: AUD175.0M and CAD40.0M). The net fair value of swaps at 31 December 2007 was $1.4M (30 June 2007: $2.9M) comprising assets of $2.3M (30 June 2007: $2.9M) and liabilities of $0.9M (30 June 2007: Nil).

Directors' Declaration

In the opinion of the directors of Emeco Holdings Limited ("the company"):

1. the financial statements and notes, set out on pages 6 to 16, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the Group as at 31 December 2007 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 18th day of February 2008

Signed in accordance with a resolution of the directors:



Laurence Freedman
Managing Director

KPMG

Independent auditor's review report to the members of Emeco Holdings Limited

Report on the financial report

We have reviewed the accompanying half-year financial report of Emeco Holdings Limited, which comprises the consolidated interim balance sheet as at 31 December 2007, income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, a description of accounting policies and other explanatory notes 1 to 12 and the directors' declaration of the Group comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity,* in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Group's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Emeco Holdings Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Emeco Holdings Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Group's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

KPMG

B C Fullarton

B C Fullarton
Partner

Perth
18 February 2008

Emeco Holdings Limited
2008 Interim Results Presentation


KOMATSU
PC
3000

Emeco

Disclaimer

- This presentation may contain forward looking statements that are subject to a range of risk factors and uncertainties. Whilst these statements are considered to be based on reasonable assumptions, the statements themselves and the assumptions upon which they are based may be affected by a range of circumstances which could cause actual results to differ significantly from the results expressed or implied in these forward looking statements. These circumstances include, but are not limited to: changes in the demand for volume of earth moved in the mining and civil construction sectors, changing customer preferences regarding the rental of heavy earthmoving equipment, industry competition, price fluctuations and general economic and financial market conditions, both in Australia and internationally. To the maximum extent permitted by law, Emeco Holdings Ltd, its directors, officers, employees and agents disclaim liability for any loss or damage which may be suffered by any person through the use of or reliance on anything contained in or omitted from this presentation.
- The information in this presentation is not an offer or recommendation to purchase or subscribe for securities in Emeco Holdings Ltd or to retain any securities currently held.

Emeco

Agenda

1. **Highlights**
2. Financials
3. Operating update
4. Guidance
5. Appendix—detailed geographic information

Emeco

Highlights

- Operating revenues increased by 14.5% on pcp to $288.2m (Australia +6.2%, International +45.6%)
- EBITDA decreased by 1.1% to $98.6m (Australia +9.6%, International -32.6%)
- EBITA decreased by 9.6% to $55.4m (Australia +4.1%, International -53.6%)
- Pro forma borrowing costs increased 27.7% to $11.5m
- NPAT decreased by 12.4% to $30.5m
- Interim fully franked dividend of 2.0 cps declared
- The Group **remains on track to deliver NPAT of $65–72m for the full year**
- The appointment of Stephen Gobby has added to management strength and will allow us to focus more on improving international performance
- A review of the Group's working capital position has **identified c.$50m of excess capital** to be rationalised
- Gearing remains within acceptable levels at 37% (net debt/total capitalisation) and 58% (net debt/equity)

Emeco

Agenda

1. Highlights
2. **Financials**
3. Operating update
4. Guidance
5. Appendix—detailed geographic information

Emeco

Group results—last five years


Revenue
600
500
400
300
200
100
0
190
251
292
383
554
288
FY2003
FY2004
FY2005
FY2006
FY2007
1H2008
EBITDA 1
250
200
150
100
50
0
40 %
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
61
73
96
143
207
99
FY2003
FY2004
FY2005
FY2006
FY2007
1H2008
EBITA 1
160
140
120
100
80
60
40
20
0
25 %
20 %
15 %
10 %
5 %
0 %
34
41
63
89
129
55
FY2003
FY2004
FY2005
FY2006
FY2007
1H2008
Rental
Sales
Parts & Maintenance
POSA
margin (%)
First half

Note:
1. Pro forma

Group results

Return on funds employed


ROFE
40%
35%
30%
25%
20%
15%
10%
5%
0%
250
200
150
100
50
0
A$m
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
LTM rolling EBITA
LTM rolling Depreciation
EBITA ROFE
EBITDA ROFE

Note:
1. ROFE is defined as the last twelve months rolling EBITA/EBITDA divided by average funds employed over that twelve months

Key drivers

- Continued to build capabilities in international markets over the half
  - in line with global vision
  - underlying profit and ROFE impacted as resources and equipment put in place over this "critical mass" phase
- Working capital increased over the half
  - capitalise on strength of the Australian dollar to move equipment from North America to Australian sales business
- Program in place to restore capital returns to hurdle rates over the next twelve months

Emeco

Summary financials

Pro forma			6 months to		Change
A$m	**FY2006**	**FY2007**	**Dec-06**	**Dec-07**	**pcp (%)**
Revenue	382.6	554.4	251.6	288.2	14.5
EBITDA	**143.4**	**207.3**	**99.8**	**98.6**	**(1.2)**
margin (%)	*37.5*	*37.4*	*39.7*	*34.2*	
EBITA	**89.4**	**128.5**	**61.3**	**55.4**	**(9.6)**
margin (%)	*23.4*	*23.2*	*24.4*	*19.2*	
NPAT	**N/A**	**74.7**	**34.8**	**30.5**	**(12.4)**
Gross maintenance capex–rental	35.1	53.2	21.3	50.1	135.2
Disposals	(8.1)	(47.3)	(14.8)	(15.4)	4.1
Gross maintenance capex–other [1]	10.7	7.1	–	6.8	nm
Net maintenance capex	**37.7**	**13.0**	**6.5**	**41.5**	**537.7**
Growth	267.3	182.9	132.9	39.4	(70.4)
Total	**305.0**	**195.9**	**139.4**	**80.9**	**(42.0)**
Working capital	**163.5**	**252.3**	**204.3**	**298.5**	**46.1**
Funds employed [2]	**627.9**	**782.3**	**747.8**	**870.8**	**16.5**
EBITA ROFE (%) [3]	*18.5*	*17.3*	*17.4*	*15.3*	*(12.4)*
Rental machines	814	1,013	969	1,054	8.8
Sales machines	254	405	366	534	45.9

Note:
1. Maintenance capex on motor vehicles, land and buildings and sundry equipment
2. Funds employed is defined as net tangible assets plus interest bearing liabilities. Includes funds employed in corporate overhead of A$128.5m
3. ROFE is defined as the last twelve months EBITA divided by average funds employed over that twelve months

Key drivers

- Strong domestic rentals and the sales business continue to drive revenue
- Margins declined due to
  - lower international utilisation (especially large equipment)
  - cost of building capabilities in international markets
  - change in product mix (increased contribution from sales business)
- Net rental maintenance capex increased, but is not expected to exceed $70m for FY2008

Emeco

Earnings (NPAT) bridge on pcp



40
35
30
25
20
A$m
34.8
1.9
(4.4)
(2.0)
(3.0)
1.6
1.0
(2.5)
3.1
30.5
1H07
Australia
Indonesia
Canada
USA
Europe
Amortisation
Interest
Tax[1]
1H08

Note:
1. Effective tax rate of 29% in 1H08 from 34% due to tax effected losses in the US. Going forward the Group's effective tax rate is expected to be c.30%

Emeco

Working capital

A$m As at:	Jun-06	Dec-06	Jun-07	Dec-07	Change h/h (%)
Cash	19.2	10.8	27.7	12.7	(54.2)
Trade receivables	71.5	63.4	81.1	73.6	(9.2)
Inventory					
– Sales machines	73.5	117.8	116.5	170.7	46.5
– Parts	23.1	22.9	25.6	32.0	25.0
– Other	18.8	31.9	45.0	52.7	17.1
Payables	(42.6)	(42.5)	(43.6)	(43.2)	nm
Working capital	**163.5**	**204.3**	**252.3**	**298.5**	**18.3**

Key drivers

- A significant increase in sales machines resulted from an investment in US originated inventory and negatively impacted ROFEs within Emeco's sales businesses
  - c.$30m of this inventory sits within management estimates of surplus inventories
- Management has completed a review of working capital requirements and will be instituting a plan targeting the return of international ROFEs to historic levels within 12 months
  - $50m of surplus capital has been identified for rationalisation

Emeco

Working capital bridge (half on half)


A$m
320
300
280
260
240
220
200
180
160
252.3
(15.0)
(7.5)
54.2
6.4
4.0
3.7
0.4
298.5
Jun-07
Cash
Trade receivables
Sales machines[1]
Parts
Tyres
Other inventory
Payables
Dec-07

Note:
1. Includes c.$30m of surplus inventories

Operating cash flow

A$m 6 months to:	Statutory Dec-06	Pro forma Dec–06	Statutory Dec–07
EBITDA	**98.5**	**99.7**	**98.6**
Increase in working capital	(40.8)	(40.8)	(46.2)
Provisions and other	4.4	4.4	(3.1)
Interest	(20.5)	(11.8)	(12.0)
Tax	(4.9)	(12.1)[1]	(7.9)
Operating cash flow	**36.6**	**39.5**	**29.4**
Maintenance capex			
Rental	(21.3)	(21.3)	(50.1)
Other	–	–	(6.8)[2]
Disposals	14.8	14.8	15.4[3]
Net maintenance capex	**(6.5)**	**(6.5)**	**(41.5)**
Free cash flow before growth	**30.1**	**33.0**	**(12.1)**
Dividends	–	–	(15.7)
Growth capex	(132.9)	(132.9)	(39.4)
Equity	313.8	313.8	–
Cash before debt funding	**211.0**	**213.9**	**(67.2)**

Note:
1. Tax reflects pro forma tax adjustment on pro forma adjustments, assuming no timing differences
2. Maintenance capex on motor vehicles, land and buildings and sundry equipment
3. Profits on sale of assets totalled $2.2m in 1H08

Key drivers

- Operating cash flow strong
- Negatively impacted by working capital increases and movements in provisions and other

Emeco

Balance sheet and gearing

A$m As at:	Dec–06	Jun-07	Dec–07	Change h/h (%)
Working capital	204.3	252.3	298.5	18.3
Rental plant	512.9	520.2	561.0	7.8
Total assets	**1,031.4**	**1,097.5**	**1,192.2**	**8.6**
Net assets	643.2	672.9	685.9	1.9
Net debt	**309.6**	**295.1**	**395.2**	**33.9**
Gearing % (net debt/total capitalisation)	32.5	30.5	36.6	
Gearing % (net debt/equity)	48.1	43.9	57.6	
Remaining available facilities	245.1	249.3	158.7	
Pro forma interest cover (EBIT/interest)	6.6	6.5	4.7	

Key drivers

- Gearing remains within acceptable levels
- Current interest cover of approximately 4.7x
- Existing facilities maturity date July 2009
  - no market based compliance tests
- Sufficient headroom (c.$150m) from facilities and free cashflow to fund future opportunities

Emeco

Management of capital

- Management has instituted a 12 month plan to restore capital returns across the group particularly in the international businesses
- As part of this initiative, as mentioned previously, a review of working capital positions globally has identified c.$50m of surplus inventories ($30m sales machines, $15m tyres, $5m parts)
- Management has committed to rationalise these inventories through the course of the second half
- Net maintenance capex of $70m per annum is estimated across the existing fleet, though realisation is expected to be lumpy
- Growth capex is expected to be materially below 2007 though management will continue to monitor opportunities to deploy capital that are value creating for shareholders
- The Board will continue to evaluate capital management alternatives in the context of available opportunities with a view to creating value for shareholders

Emeco

Geographic segment results

A$m	Australia			Indonesia			Canada			US			Europe		
6 months to:	Dec-06	Dec-07	Change %	Dec-06	Dec-07	Change %	Dec-06	Dec-07	Change %	Dec-06	Dec-07	Change %	Dec-06	Dec-07	Change %
Financial performance[1]															
Revenue	198.5	210.9	*6.2*	16.3	9.9	*(39.1)*	22.1	23.7	*7.7*	14.5	20.6	*42.3*	0.2	23.0	*nm*
EBITDA	74.3	81.5	*9.6*	13.1	6.1	*(53.0)*	13.6	12.5	*(7.7)*	(0.8)	(2.9)	*nm*	(0.4)	1.4	*nm*
margin (%)	*37.4*	*38.6*		*80.3*	*62.0*		*61.6*	*52.8*		*(4.2)*	*(5.3)*		*(190.9)*	*6.2*	
EBITA	46.8	48.7	*4.1*	6.8	2.3	*(66.2)*	9.4	7.4	*(21.3)*	(1.2)	(4.2)	*nm*	(0.4)	1.2	*nm*
margin (%)	*23.6*	*23.1*		*41.6*	*23.1*		*42.6*	*31.1*		*(8.3)*	*(20.2)*		*(184.7)*	*5.1*	
Gross capex[2]															
Maintenance	11.5	30.7		1.5	12.3		8.3	5.4		–	1.6		–	–	
Growth	66.5	8.7		12.7	3.7		23.3	18.1		6.3	–		–	4.1	
Acquisitions	8.9	–		–	–		–	–		15.2	–			–	
Total	**86.9**	**39.4**		**14.2**	**16.0**		**31.6**	**23.5**		**21.5**	**6.5**		–	**4.1**	
Funds employed[3]	**437.9**	**483.4**		**73.9**	**58.1**		**98.6**	**138.1**		**44.3**	**34.8**		**2.3**	**27.9**	
Rental machines	531	568		121	129		261	301		56	46		–	10	
Sales machines	206	292		–	–		20	22		140	69		–	151	

Note:
1. Pro forma
2. Gross spending on rental fleet and acquisitions. Does not include any other capital expenditure or disposals
3. Excludes corporate/unallocated funds employed

Emeco

Agenda

1. Highlights
2. Financials
3. **Operating update**
4. Guidance
5. Appendix—detailed geographic information

Emeco

Current market conditions

Current market conditions and outlook

Australia

- Continuing strong outlook for mining volumes
- Impact from QLD flooding presents short term challenges but medium term opportunities
- Strong civil market emerging – particularly in South East Queensland
- Returning to historical high levels of engagement
- Lead times on large new trucks pushing out to end of 2010

Indonesia

- Demand for coal due to lack of supply from Australia creating new opportunities
- Lead times of large new equipment pushing out to 2010
- Reversion to contractors to perform mining is creating pull through effect
- Negotiating to provide entire mining equipment fleet for new mine
- Significant new projects coming to fruition, creating additional opportunities

Current market conditions

Current market conditions and outlook

Canada

- Oil and gas markets remain depressed
- Infrastructure markets around Edmonton and Oil Patch look encouraging
- Two major refineries announced for Oil Patch c.$30 billion
- Metaliferrous mines continue to present new opportunities in British Columbia

US

- Significant increase in activity in Appalachian Coal Fields
- Anticipated full utilisation of rental equipment by the end of March
- Increased capacity in Parts business will deliver value
- Sales business remains depressed, procurement opportunities very positive

Europe

- Strong demand for machinery in Russia and the Middle East
- Opportunity to establish a Parts business provides encouragement
- Small bolt on Rental businesses in Western Europe being evaluated
- Importation of equipment into Euro zone supported by strong EURO

Emeco

Agenda

1. Highlights
2. Financials
3. Operating update and guidance
4. **Guidance**
5. Appendix—detailed geographic information

Emeco

Guidance

- Global commodity demand remains strong and a return to historic utilisation levels is expected
  - significant improvements in utilisation have been evidenced in the last two months
  - strong conditions for coal globally are expected to underpin activity in coal geographies
  - coal continues to represent c.28% of Emeco's end market exposure by revenue
- Domestic businesses expected to continue to grow despite infrastructure and weather challenges with utilisation trends positive
  - Queensland flooding will present challenges in the near term but opportunities in the medium term
- Continue to develop critical mass in major international markets
  - US business expected to break-even by the end of the current quarter
- Continue to focus on improving ROFE across the Group and improving capital efficiency
- **Confirm full year NPAT in the range of $65 – 72m**

Emeco

Agenda

1. Highlights
2. Financials
3. Operating update
4. Guidance
5. **Appendix—detailed geographic information**

Emeco

Australia—overview

Rental end market exposure


9%
5%
32%
6%
19%
29%
Coal
Gold
Zinc
Civil
Iron Ore
Other

Rental client profile


27%
36%
19%
18%
Top 5
Top 6 – 10
Top 11 – 20
Remainder

Rental type of customer


120%
100%
80%
60%
40%
20%
0%
Large
Small
Total
Miner
Contractor
Other

Notes:

1. Percentages based on revenue
2. A large customer is defined as companies with a market capitalisation greater than $1 billion, or joint ventures or associates where a large company is a major participant.

Australia—overview

Rental machine profile

Truck	119
Dozer	118
Loader	133
Excavator	55
Grader	41
Other	102

Funds employed and utilisation


100%
80%
60%
40%
20%
0%
Utilisation
1,000
900
800
700
600
500
400
300
200
100
–
Funds employed (A$m)
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Funds employed
Utilisation

Note:

1. Funds employed is defined as net tangible assets plus interest bearing liabilities
2. Utilisation is defined as percentage of Emeco's rental fleet that is on rental at customer sites (excluding machines in transit)

Emeco

Indonesia—overview

Rental end market


1%
36%
43%
20%
Coal
Gold
Civil
Other

Rental client profile


83%
17%
Top 5
Top 6 – 10

Rental machine profile

Truck	51	Excavator	12
Dozer	22	Grader	16
Loader	4	Other	24

Note:
1. Percentages based on revenue

Funds employed and utilisation


100%
80%
60%
40%
20%
0%
Utilisation
100
90
80
70
60
50
40
30
20
10
–
Funds employed (A$m)
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Funds employed
Utilisation

Note:
1. Funds employed is defined as net tangible assets plus interest bearing liabilities
2. Utilisation is defined as percentage of Emeco's rental fleet that is on rental at customer sites (excluding machines in transit)

Emeco

Canada—overview

Rental end market


1%
5%
27%
67%
Civil
Oil and Gas
Coal
Other

Rental client profile


12%
15%
36%
37%
Top 5
Top 6 – 10
Top 11 – 20
Remainder

Rental machine profile

Truck	109	Excavator	45
Dozer	77	Grader	24
Loader	4	Other	42

Note:
1. Percentages based on revenue

Funds employed and utilisation


100%
80%
60%
40%
20%
0%
Utilisation
200
180
160
140
120
100
80
60
40
20
–
Funds employed (A$m)
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Funds employed
Utilisation

Note:
1. Funds employed is defined as net tangible assets plus interest bearing liabilities
2. Utilisation is defined as percentage of Emeco's rental fleet that is on rental at customer sites (excluding machines in transit)

Emeco

US—overview

Rental end market


100
%
Coal

Rental client profile


94%
6%
Top 5
Top 6 – 10

Rental machine profile

Truck	13	Excavator	4
Dozer	14	Grader	2
Loader	9	Other	4

Note:
1. Percentages based on revenue

Funds employed and utilisation


100%
80%
60%
40%
20%
0%
Utilisation
60
50
40
30
20
10
–
Funds employed (A$m)
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Funds employed
Utilisation

Note:
1. Funds employed is defined as net tangible assets plus interest bearing liabilities
2. Utilisation is defined as percentage of Emeco's rental fleet that is on rental at customer sites (excluding machines in transit)

Emeco

Europe—overview

Funds employed



30
25
20
15
10
5
0
Funds employed (A$m)
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Note:

1. Funds employed is defined as net tangible assets plus interest bearing liabilities

Historical financial information

A$m	Australia			Indonesia			Canada			US			Europe		
12 months to:	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007	2005	2006	2007
Financial performance [1]															
Revenue	244.6	291.2	418.9	27.8	32.7	27.5	–	27.4	39.8	19.4	30.9	45.2	–	0.3	23.0
EBITDA	73.3	104.9	165.1	22.5	24.2	21.6	–	14.0	22.5	0.6	0.8	(1.9)	–	(0.5)	–
margin (%)	*30.0*	*36.0*	*39.4*	*80.9*	*74.0*	*78.5*	–	*51.0*	*56.5*	*3.3*	*2.6*	*(4.2)*	–	*(142.3)*	–
EBITA	49.9	67.0	106.6	12.5	13.7	10.6	–	8.7	14.3	0.6	0.5	(2.9)	–	(0.5)	(0.1)
margin (%)	*20.4*	*23.0*	*25.5*	*45.0*	*41.9*	*38.7*	–	*31.6*	*36.0*	*3.1*	*1.7*	*(6.5)*	–	*(142.3)*	*(0.6)*
Gross capex [2]															
Maintenance		21.4	38.1		11.1	5.1		2.6	10.0		–	–	–	–	–
Growth		105.3	77.0		38.4	16.4		46.7	34.2		–	7.6	–	–	–
Acquisitions		35.2	21.9		–	–		41.7	–		–	15.2	–	–	10.6
Total		**161.9**	**137.0**		**49.5**	**21.5**		**91.0**	**44.2**		–	**22.8**	–	–	**10.6**
Funds employed [3]	226.4	365.7	422.2	41.0	68.8	62.3	–	83.8	109.2	9.8	14.1	38.4	–	2.6	21.9
Rental machines	319	469	553	112	146	116	–	199	281	–	–	57	–	–	6
Sales machines	221	191	152	–	–	–	–	–	24	43	59	108	–	4	121

Note:
1. Pro forma
2. Gross spending on rental fleet and acquisitions. Does not include any other capital expenditure or disposals
3. Excludes corporate/unallocated funds employed

Emeco

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Emeco Holdings Limited

open briefing

corporatefile.com.au

Emeco Holdings Limited
Ground Floor
10 Ord Street
West Perth, WA 6005

Date of lodgement: 19-Feb-2008

Title: Open Briefing®. Emeco Holdings. MD on H1 FY08 Profit & Strategy

corporatefile.com.au
Emeco Holdings Limited's net profit after tax of $30.5 million for the first half of FY08 was 12% lower than the proforma NPAT of $34.8 million for the prior corresponding period and was in line with revised guidance. EBITA was down 10% to $55.4 million on revenue growth of 15% resulting in a decline in EBITA margin to 19% from 24%. What were the major factors that caused the decline in profitability?

MD Laurie Freedman
A mix of factors impacted this result, including industry issues, such as revenue mix, infrastructure blockages and lower levels of production from some major mines.

A large proportion of the increase in revenue was attributable to the acquisition of Euro Machinery on 1 January 2007, which has increased the proportion of revenue generated from our Sales division and decreased margins.

Margins in our overseas businesses were impacted by some factors that relate specifically to the roll out of our global growth strategy. For instance, we are building our business in the US from the ground up and we've incurred some start-up losses. In some markets softer demand leading to lower equipment utilisation rates has coincided with increasing capacity as we invest for the medium term.

corporatefile.com.au
On a regional basis where have you underperformed?

MD Laurie Freedman
Our EBITA from offshore operations was $7.8 million ($9.4 million excluding Europe) lower than in the first half of FY07 as demand for equipment hire fell below expectations due to a range of factors that are proving to be short term.

Our Australian EBITA growth of 4% was constrained by shipping delays which created elevated inventory levels and growth constraints due to the cutbacks in coal production in NSW and Queensland.

We took a $4.4 million EBITA hit in Indonesia on the loss of a substantial contract and changed market conditions. In FY07 a number of mine owners reviewed their operating arrangements in favour of local contractors which resulted in the off hire of our equipment in some cases. However, demand for expatriate contractors over the last six months has improved which is beginning to have a flow on effect on the demand for our plant.

The on-going start up in the United States saw EBITA losses increase by $3.0 million. While we incurred establishment costs as we built our US presence, our US utilisation rate was minimal. We are introducing our 'dry hire' business model to the US market. Whilst it is a new concept in this market we remain confident it will be well accepted, although results to date have fallen short of our initial expectations.

Our Canadian operation's EBITA was down $2.0 million on last year as we had ramped up equipment and personnel in anticipation of strong market activity in the oil sands and traditional oil and gas industries. Revenue fell short of expectations, principally because cost pressures caused the major oil sand producers to contract capital works, whilst at the same time the Alberta Provincial Government imposed a royalty on oil and gas production in the province that caused a short term disruption in exploration and development works.

corporatefile.com.au
Plant utilisation is a key metric for your business. What was the trend in the first half result and what are your expectations going forward?

MD Laurie Freedman
Rail and port infrastructure bottlenecks in NSW and Queensland saw our Australian utilisation rate decline slightly.

In Indonesia, the weakness in demand temporarily pushed the rate to 40%, however as demand recovered we gradually redeployed the fleet and utilisation averaged about 70% in the second quarter. With a change towards Australian-based mining contractors, we're confident that the flow on to our business will push our utilisation rates back up towards 80%.

Canada is always affected by the thaw and freeze seasons and as a result of our strategy to gear up the Canadian fleet December quarter rates were as low as 40% while we averaged around 60% for the period. Coming into spring we expect utilisation rates to get back to 65% to 70% as increased activity in oil sands mining is expected. Our strategy is to smooth the seasonal cycle by targeting demand for bigger mining equipment that we can maintain on mine sites for the full year.

In the US we've worked vigorously to take the fleet deployment from 5% up to 53% at the end of December and we're currently at about 62%. Increased US coal exports as a result of higher prices and tightening credit markets are increasing demand for our fleet. We're confident that we will get utilisation rates in the US up to 70% through the second half of this year as our 'dry hire' offer to US customers gains traction.

corporatefile.com.au
You've provided FY08 NPAT guidance of $65 to $72 million. This implies a stronger second half performance. What are the primary profit drivers that will contribute to a stronger second half?

MD Laurie Freedman
Improving demand across all our regions is driving higher fleet utilisation and creating growth opportunities.

Our organisation's improving management capability is another factor that enhances our outlook. We're continuously upgrading skills as the business matures. With the recruitment of experienced operating, marketing and commercial personnel we are increasingly better placed to maximise opportunities to grow revenue, manage costs and utilise the funds employed within our existing asset base, particularly offshore.

corporatefile.com.au
You have underperformed previous guidance. Has the forecasting process been more rigorous this time? What are the key risks to your FY08 guidance?

MD Laurie Freedman
We regularly test the variables and drivers of our forecasts. Our guidance is based on the forecasts of our operating managers and is reviewed monthly. I accept our previous expectations for profit from the US have proven to be optimistic, but shareholders should appreciate we are building a business for the medium and longer term. I don't expect losses to continue in the US for much longer, so that variable will diminish.

We expect infrastructure constraints and labour conditions to remain tight around the world and to show no sign of major relief until 2010. Our profit guidance reflects these conditions. The risks to our growth expectations would be based around unexpected interruptions due to extreme weather, acute infrastructure problems or major constraints on labour availability.

Our guidance also reflects our current assessment of the effects of the flooding in the Bowen Basin in northern Queensland. We continue to monitor the impact of the flooding on our customers and our current and future rentals. At this stage, our Mackay facility has not suffered any significant damage.

corporatefile.com.au
Operating cash flow in the latest 6 months was $29 million versus $39 million in the previous correspond period. What caused the decline and can you comment on your intentions to reduce working capital across the business?

MD Laurie Freedman
Inventory levels, particularly in our Australian Sales business, increased by $68 million over the December half year. Most of that inventory is ear-marked for sale, but delivery has been delayed due to shipping constraints. Inventory levels will come down by about $50 million in the second half.

The increased inventory was triggered by a commercial opportunity to purchase gear at attractive margins. In this instance, we'd expect our ROFE hurdle rates to be exceeded. We need to manage the business for the medium term and not be frightened to take investment decisions that will generate strong returns. That said; we are seeking ways to improve our global inventory management. We are confident that will drive improvements in working capital.

corporatefile.com.au
In 2008 we are seeing global growth slowing and tightening credit with rising interest rates in Australia. What is the potential impact on your business?

MD Laurie Freedman
We are a capital intensive business: always have been and always will be. That may be of concern to some in the near term, but it also provides us with opportunities.

We are well funded and have tremendous fleet capacity. We believe in our model and consider ourselves somewhat insulated from any slowdown as we're embedded in the core production processes at a lot of major and small mines. We're not expecting our clients to cutback production, and continue to work with them to help increase production, as required.

Another issue to consider is that capital intensity is a barrier to entry. In these times of tightening credit availability, companies will seek alternative ways to outsource equipment supply and conserve their capital. Tighter credit conditions can lead to stronger demand and better utilisation rates.

corporatefile.com.au
Australian operations lifted revenue by 6% to $211 million and EBITA rose 4% to $46.8 million. Can you define the impact of flooding in New South Wales and Queensland floods on these results and on future earnings?

MD Laurie Freedman
There was only a modest negative from flooding in New South Wales coal fields early in the half year. The Queensland floods hit in January.

Queensland is a big component of our Australian results and business. We can't be certain as to when the floods are going to recede and our hire revenues resume normal levels, but we believe we have made appropriate allowance in our forecasts. Our NPAT guidance range of $65 to $72 million factors is a reasonable outcome.

corporatefile.com.au
The Australian resource industry is experiencing cost pressures from materials and labour. To what extent is this trend a threat to earnings?

MD Laurie Freedman

Our business is capital intensive and labour costs are not as great a concern as they are for more labour intensive businesses. Some longer term contracts are structured to insulate us from cost increases.

corporatefile.com.au
Has your international expansion plan been too ambitious?

MD Laurie Freedman
We see a huge advantage in getting into these markets first and building a global network. First mover advantage is behind our thinking on a daily basis. We believe the opportunity is significant as offshore markets are far less mature than the Australian market. We can use our expertise and Australian experience to offer international customers new solutions.

The international scene is like Australia was ten years ago before we rolled out our dry rental model for large mining equipment. We're confident our 'dry hire' business model is as valid offshore as has been proven in Australia.

I don't believe we've been too ambitious, but we may have been too enthusiastic. With hindsight, I should have talked about a medium term program and highlighted the investment and costs up front. Perhaps we underestimated the costs of establishing in the US market, but we now have a facility and sales force that is working overtime to establish the 'dry hire' concept, especially in the US Appalachian coal fields.

corporatefile.com.au
What is the outlook for maintenance and growth capex?

MD Laurie Freedman
We have always maintained that our maintenance capex will approximate depreciation in the long run. That's happening as we've now reached a "steady state" in our fleet in terms of aging and turnover.

For the full 12 months to June 2008 we expect net rental maintenance capex of $70 million and growth capex of $100 million. For the half year, net rental maintenance capex was $35 million and growth capex was $40 million. There is no substantial change in the second half.

corporatefile.com.au
Net debt at 31 December 2007 of $395 million was 34% higher than at 30 June 2007 and the ratio of net debt to equity rose to 58% from 44%. What leverage is appropriate for your company?

MD Laurie Freedman
We have done a lot of modeling on a 65% debt to equity ratio. We are comfortable at that level. Interest cover based on EBITDA is another benchmark and for the latest six months that was 8.6 times and we expect a further increase in interest cover for the full year. Our current gearing gives us a fair bit of head room.

corporatefile.com.au
Emeco listed on ASX in July 2006 at an IPO price of $1.90 per share. The closing price yesterday was $0.755 per share. Do you consider the company vulnerable to a take over offer? Have there been any significant changes within your share register?

MD Laurie Freedman
With an NTA $0.73 per share and a recent share price near $0.755 there is some vulnerability. However, given our supportive register which includes management, Archer, Pacific Equity Partners and a number of new deep value institutional investors, the prospect of success for an opportunistic and undervalued offer appears remote.

corporatefile.com.au
You've announced an interim dividend of 2.0 cents per share. This is a payout ratio of 41% given interim EPS of 4.8 cents per share. Given the fall in your share price since IPO will the Board consider additional capital management actions that may boost shareholder returns?

MD Laurie Freedman
Our dividend policy of paying out 35% to 45% of earnings remains unchanged. Beyond dividends, the Board monitors a range of options to ensure the best capital structure.

corporatefile.com.au
In addition to annual profit, what returns do you target?

MD Laurie Freedman
As a capital intensive business we are very focused on discounted cash flows and the value of money. ROFE is a major benchmark at all business levels. After corporate allocations we seek 18% EBITA ROFE.

For the latest period we're at 15% and that reflects the cost of starting up our new international businesses and temporary elevated inventory levels.

corporatefile.com.au
Thank you Laurie.

For more information about Emeco, please visit www.emecoequipment.com or contact Michael Kirkpatrick, General Counsel and Company Secretary, Emeco Group, telephone + 61 8 9420 0222.

For previous Open Briefings with Emeco or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

(For return to Australia)

Emeco Holdings Limited

19 February 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 19 February 2008 – Emeco Holdings - 31 December 2007 half year results.*
2. *Market Announcement, 19 February 2008 – Emeco 'Results Briefing' presentation.*
3. *Market Announcement, 19 February 2008 – Corporate File open briefing for Emeco Holdings Ltd.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns
PA to Company Secretary

Encl (3)

END

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815